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                                                                   EXHIBIT 99.3
                                                          [English Translation]
                                                                  July 24, 2003



                              HANARO TELECOM, INC.
                         EXCLUSION OF AFFILIATED COMPANY

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
                                                                                                            Yun-Shik Shin,
1. Affiliated Company                                Name of Company                KDMC          CEO        Sung Duk Park
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                                                     Paid-in Capital (KRW)                                   3,420,000,000
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                                                     Total Assets (KRW)                                      1,402,529,919
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                                                     Major Business              Digital programming, contents, Internet TV, etc.
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2. Disposition Price (KRW)
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   - No. of Shares Disposed
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   - Investment Ratio after Disposition (%)
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3. Name of Affiliated Group                                                      Hanaro Telecom, Inc.
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4. No. of Affiliated Companies                       Before Exclusion                                                    8
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                                                     After Exclusion                                                     7
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5. Total Assets of Affiliated Companies (KRW)        Before Exclusion                                    4,208,510,336,287
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                                                     After Exclusion                                     4,207,107,806,368
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6. Reason(s) for Addition                            Due to a new rights issue by KDMC, Hanaro's equity holding ratio in KDMC has decreased, and Hanaro is no longer the largest shareholder of KDMC.
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7. Date of Addition                                  July 24, 2003
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8. Others                                            The paid-in capital stated above is the total amount of capital stock after the new rights issue and the total assets is as of the end of 2002.
                                                     Hanaro's equity holding ratio in KDMC after the rights issue: 14.62%

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